Exhibit 99.1

HAFNIA LIMITED: Result of subsequent court hearing regarding the redomiciliation to Singapore

Singapore, 20 September 2024

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 12 September 2024 regarding the subsequent court hearing (the "Sanction Hearing") at which the Company was to petition the Supreme Court of Bermuda (the "Court") to sanction the scheme of arrangement (the "Scheme") between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the "Redomiciliation"). The Court held the Sanction Hearing on 19 September 2024 where the Court sanctioned the Scheme.

A copy of the court order is expected to be filed with the Registrar of Companies in Bermuda on or around 27 September 2024, upon which the Scheme will become binding on the Company and its shareholders.

The Company expects that the Redomiciliation will come into effect on or around 1 October 2024, subject to the filing of the court order and the satisfaction or waiver of all conditions to the Scheme as set out in the Scheme.

The Company will have a new company registration number and the Company's shares will be registered under a new ISIN code for trading on the Oslo Stock Exchange and a new CUSIP code for the trading on the New York Stock Exchange due to the Redomiciliation. Hafnia has not yet received both a new ISIN and CUSIP code, but it is anticipated that trading will start under the new ISIN and CUSIP codes on or around 7 October 2024, subject to the completion of the Redomiciliation and the Depository Trust Company (the "DTC") approving the eligibility of the new CUSIP.

The Company’s common shares will remain trading on the Oslo Stock Exchange under the ticker “HAFNI” and the New York Stock Exchange under the ticker “HAFN” during the process of change of ISIN and CUSIP codes.

Upon completion of the Redomiciliation, the Company will become a public company registered in Singapore with primary listings overseas, and will typically be subject to the provisions of the Singapore Code on Take-overs and Mergers (the “Singapore Takeover Code”). In light of the foregoing, the Company has, prior to the Redomiciliation, made an application to the Singapore Securities Industry Council (“SIC”) for a waiver of the general application of Singapore Takeover Code to the Company (the “Waiver”).

Having considered the Company’s application, the SIC has granted the Waiver to the Company. Following the Redomiciliation, the Singapore Takeover Code will not apply to the Company.

The Board believes that the Waiver is in the interest of shareholders as a whole, given that there are sufficient protections available to shareholders. Upon completion of the Redomiciliation, the Company and shareholders will be covered under, amongst others, the Norwegian Securities Trading Act, the Norwegian Securities Trading Regulation, the Norwegian Corporate Governance Code, rules applicable to the regulated markets operated by Oslo Børs ASA, the U.S. Securities Exchange Act of 1934, the NYSE Rules and the Singapore Companies Act 1967. The Board is of the view that, amongst others, the additional cost of compliance with the Singapore Takeover Code would potentially outweigh the benefits it brings to shareholders.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.